ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 01 MAY 2009	OTCBB Code: OBTLY

ORBITAL AND CHANGAN - FLEXDI CONCEPT ENGINE

PERTH, AUSTRALIA – 01 May 2009: Orbital Corporation Limited (ASX: OEC – “Orbital”) and Chongqing Changan Automobile Co., Ltd of China (“Changan”) are pleased to announce that they have entered into a development contract to jointly develop a concept engine.

The development will be carried out on Changan’s current gasoline engine platform with an objective to achieve a significant fuel economy benefit utilising Orbital’s FlexDI™ technology. The program is focused on fuel economy improvement while achieving Euro IV emissions level. Orbital was selected as the technology with the best potential to meet the aggressive targets required for the program. If successful, it is planned to take the FlexDI™ concept engine to mass production in a Changan vehicle. Changan will pay Orbital AU$2.4 million to carry out the proof of concept development work in Orbital’s engineering facility in Perth over the next 18 months.

Orbital’s FlexDI™ is a patented direct injection technology utilising low pressure and air assist which is currently applied in non automotive applications including outboard engines, motorcycles, autorickshaws and ATV’s achieving fuel economy and emissions reductions.

Terry Stinson, Orbital’s Chief Executive Officer, commented “Changan are highly regarded in the Chinese automotive market and we are extremely pleased to work with Changan in this joint development program. We are confident of achieving the required technical outcome”.

Mr. Zhan Zhangsong, Vice President of Changan Auto Research Institute, added “The Orbital FlexDI™ system provides a significant fuel economy benefit in a gasoline engine application. We believe that this project, if successful, will provide Changan a competitive advantage in the Chinese market”.

ENDS

CONTACTS	Mr Terry Stinson CEO	Telephone +61 8 9441 2462 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

About Changan

Chongqing Changan Automobile Co., Ltd. was established in October, 1996.The Company with its merged subsidiary and its jointly owned or operated corporation are mainly engaged in the manufacture and sales of automobile (including sedan), automotive engine series and automotive parts& components. Its main business is involved in the development, manufacture and sales of passenger cars and commercial cars, and its current products mainly include: mini-vehicle such as Changan Star series, Changan brand mini-commercial vehicle, Changan sedan such as Benni, Jiexun and Zhixiang; Changan Suzuki’s Alto, Gazalle, Swift and SX4; Changan Ford Mazda’s Mondeo, Focus, Mazda 3, SMAX and Volvo S40 sedan; and Jiangling Holding’s Landwind MPV, etc. Moreover, the Company also manufactures and sells various types of Jiangling brand engines.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.